BD 3/7

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02003526

SECURITIES AND EXCHANGE COMMISSION



PROCESSING
SEC MAIL
RECEIVED
MAR 05 2002
143
SECTION
WASH., D.C.


# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41471 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHAEL ANAGNOSTAKIS D/B/A INDEPENDENT FINANCIAL CONSULTANTS

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 BROOKSIDE AVE
(No. and Street)

NEWBURGH, NY 12550
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ANAGNOSTAKIS (845) 565-7378
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN J. PEZZO, CPA
(Name — *if individual, state last, first, middle name*)

POB 1350 HIGHLAND, NY 12528
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

# OATH OR AFFIRMATION

I, MICHAEL ANAGNOSTAKIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDEPENDENT FINANCIAL CONSULTANTS, as of 12-31-, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____________________

____________________

____________________

Michael Anagnostakis
Signature

PRINCIPAL
Title

J. Hutton
Notary Public

JOHN HUTTON
Notary Public, State Of New York
No. 01HU7022650
Qualified In Orange County
Commission Expires December 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
MAR 05 2002
143
SEC MAIL
WASH., D.C.

# INDEPENDENT FINANCIAL CONSULTANTS

## FINANCIAL STATEMENTS

December 31, 2001

Financial Statements

INDEPENDENT FINANCIAL CONSULTANTS

December 31, 2001



# John J. Pezzo

Certified Public Accountant

P.O. Box 1350
216 Route 299
Highland, New York 12528
Voice: (845) 691-8293
Fax: (845) 691-8263
E-Mail: JpezCPA@aol.com

John J. Pezzo, CPA
Christine Breitmaier, CPA

## INDEPENDENT AUDITOR'S REPORT

To Independent Financial Consultants

We have audited the accompanying balance sheet of Independent Financial Consultants (a proprietorship) as of December 31, 2001 and the related statements of income, proprietor's capital and cash flows for the year then ended. We have also audited the supporting schedule, Computation of Net Capital under Rule 15c3-1. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in these financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Consultants as of December 31, 2001, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.



John J. Pezzo, CPA

Highland, New York
February 6, 2002

INDEPENDENT FINANCIAL CONSULTANTS
BALANCE SHEET
December 31, 2001

ASSETS

| | |
|---|---|
| CURRENT ASSETS | |
| Cash | $ 30,599 |
| Prepaid insurance | 450 |
| TOTAL CURRENT ASSETS | $ 31,049 |

LIABILITIES AND PROPRIETOR'S CAPITAL

| | |
|---|---|
| CURRENT LIABILITIES | |
| Accounts payable | $ 0 |
| PROPRIETOR'S CAPITAL | 31,049 |
| TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL | $ 31,049 |

See accompanying notes to financial statements

INDEPENDENT FINANCIAL CONSULTANTS
STATEMENT OF INCOME
For the year ended December 31, 2001

| | |
|---|---|
| REVENUE | |
| Concessions & commissions | $ 19,410 |
| Interest income | 181 |
| Total revenue | 19,591 |
| | |
| EXPENSES | |
| Commissions expense | 11,788 |
| Regulatory fees | 1,736 |
| Utilities expense | 4,918 |
| Insurance expense | 339 |
| Rent expense | 3,000 |
| Audit fee | 375 |
| Office expense | 12 |
| Total expenses | 22,168 |
| NET LOSS | $ (2,577) |

See accompanying notes to financial statements

INDEPENDENT FINANCIAL CONSULTANTS
STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net loss | $ (2,577) |
| Adjustments to reconciled net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities | |
| Increase in prepaid insurance | (201) |
| Net cash used in operating activities | (2,778) |
| FINANCING ACTIVITIES | |
| Withdrawal from proprietor's capital | (325) |
| DECREASE IN CASH | (3,103) |
| CASH – BEGINNING | 33,702 |
| CASH - ENDING | $ 30,599 |

See accompanying notes to financial statements

INDEPENDENT FINANCIAL CONSULTANTS
STATEMENT OF PROPRIETOR'S CAPITAL
For the year ended December 31, 2001

| | |
|---|---|
| PROPRIETOR'S CAPITAL, BEGINNING | $ 33,951 |
| NET LOSS | ( 2,577) |
| CAPITAL WITHDRAWAL | ( 325) |
| PROPRIETOR'S CAPITAL, ENDING | $ 31,049 |

See accompanying notes to financial statements

INDEPENDENT FINANCIAL CONSULTANTS
AUDITED NET CAPITAL COMPUTATION RECONCILIATION
For the year ended December 31, 2001

| | |
|---|---|
| NET CAPITAL ACCORDING TO COMPANY FOCUS PART IIA | $ 30,558 |
| | |
| AUDITED RECONCILIATION: | |
| Cash | $ 30,599 |
| Money market | 0 |
| Allowable assets: | |
| Concessions receivable | 0 |
| Commissions payable | 0 |
| Subordinated loans | 0 |
| Non-allowable assets | 450 |
| Money market haircuts | 0 |
| RECONCILED NET CAPITAL | $ 31,049 |

No material differences exist between my reconciled audited computation of Net Capital and the corresponding Company Focus Part IIA.



John J. Pezzo, CPA

Highland, New York
February 6, 2002

See accompanying notes to financial statements

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER Independent Financial Consultants as of 12-31-01

### COMPUTATION OF NET CAPITAL

| Line | Item | Amount | Code | Amount | Code |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 30,558 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( 0 ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 30,558 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | 0 | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | 0 | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 30,558 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. *Total nonallowable assets from Statement of Financial Condition (Notes B and C)* | $ | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 0 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | 0 | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 30,558 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities Money Market | | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 0 ) | 3740 |
| 10. | Net Capital | | | $ 30,558 | 3750 |

OMIT PENNIES

3/78

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER INDEPENDENT FINANCIAL CONSULTANTS as of 12-31-01

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ 5,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ 25,558 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ 30,558 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ 0 | 3790 |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | $ | 3800 | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | |
| | C. Other unrecorded amounts (List) | $ | 3820 | $ 0 | 3830 |
| 19. | Total aggregate indebtedness | | | $ 0 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | % 0.0% | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | % 0 | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B** N/A

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 3870 |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 3880 |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 3760 |
| 25. | Excess net capital (line 10 less 24) | $ | 3910 |
| 26. | Net capital in excess of 5% of combined aggregate debit items or $120,000 | $ | 3920 |

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

INDEPENDENT FINANCIAL CONSULTANTS
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

## 1. ORGANIZATION

Independent Financial Consultants is a sole proprietorship organized as a sole proprietorship organized as a broker/dealer for the purposes of providing full service financial planning.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BASIS OF ACCOUNTING

Independent Financial Consultant's financial statements are presented in accordance with generally accepted accounting principles.

### INCOME TAXES

The proprietorship itself is not a tax paying entity for federal and state income tax purposes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly no provision for income taxes is made in these statements.

### EXEMPTION FROM SAFEGUARDING SECURITIES

The Company does not hold customer funds or securities. No such funds or securities were received or held in 2001.

### SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) MEMBERSHIP

The Company is a member of SIPC. For the year ended December 31, 2001, the Company's SIPC assessment was a minimum assessment as provided for in section 4(d) (1) (c) of the SIPC Act of 1970, as amended.



*John J. Pezzo*

Certified Public Accountant

*P.O. Box 1350*
*216 Route 299*
*Highland, New York 12528*
*Voice: (845) 691-8293*
*Fax: (845) 691-8263*
*E-Mail: JpezCPA@aol.com*

John J. Pezzo, CPA
Christine Breitmaier, CPA

# REPORT ON INTERNAL CONTROL

We have made a study and evaluation of the system of internal accounting control of Independent Financial Consultants in effect at December 31, 2001. Our study and evaluation was conducted in accordance with standards established by the AICPA.

Management is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with responsible, but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In our opinion, the system of internal accounting control of Independent Financial Consultants in effect at December 31, 2001, taken as a whole, was sufficient to meet the objectives stated above insofar as those objectives as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material in relation to the financial statements.



John J. Pezzo, CPA

Highland, New York
February 6, 2002